WEIL, GOTSHAL & MANGES LLP
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                                 August 19, 2005


VIA EDGAR FILING
----------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

                  Re:      NORTH ATLANTIC HOLDING COMPANY, INC. AND
                           NORTH ATLANTIC TRADING COMPANY, INC.
                           ITEM 4.02 FORM 8-K
                           EACH FILED ON AUGUST 15, 2005
                           FILE NOS. 333-115587 AND 333-31931, RESPECTIVELY
                           ------------------------------------------------

Ladies and Gentlemen:

           Reference is made to the above-mentioned Current Reports on Form 8-K (the "Form 8-K Reports") of our clients, North Atlantic Holding Company, Inc. and North Atlantic Trading Company, Inc. (the "Companies"), and the comment letter dated August 17, 2005 received by the Companies from the Commission in response to the Form 8-K Reports.

           In the comment letter, the Commission inquired as to how and when the Companies intend to file the restated financial statements mentioned in the Form 8-K Reports. The Companies have filed such restated financial statements with the Commission today and, accordingly, as discussed by the undersigned with Ms. Sifford of the Staff on August 18, 2005, the Companies are not amending the Form 8-K Reports to indicate how and when the restated financial statements mentioned therein would be filed.


                                              Very truly yours,

                                              /s/ David E. Zeltner

                                              David E. Zeltner